SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated April 25, 2024.

Buenos Aires, April 25, 2024

To the

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Ciudad Autónoma de Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

Ciudad Autónoma de Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Ciudad Autónoma de Buenos Aires

Re.: Filing of Annual Report on Form 20-F.

Dear Sirs,

YPF S.A. informs that it has filed its Annual Report on Form 20-F for the fiscal year 2023 in order to comply with the United States Securities and Exchange Commission (“SEC”) regulations.

The document is posted on the following SEC’s website:
https://www.sec.gov/ix?doc=/Archives/edgar/data/0000904851/000119312524114066/d804823d20f.htm, and in YPF S.A’s website. www.ypf.com.

Yours faithfully,

Margarita Chun
Market Relations Officer YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 25, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer